UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) December 10, 2011

S&W SEED COMPANY
(Exact Name of Registrant as Specified in Its Charter)

Delaware
(State or Other Jurisdiction of Incorporation)

001-34719	27-1275784
(Commission File Number)	(IRS Employer Identification No.)

25552 South Butte Avenue Five Points, CA	93624
(Address of Principal Executive Offices)	(Zip Code)

(559) 884-2535
(Registrant’s Telephone Number, Including Area Code)

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07 Submission of Matters to a Vote of Security Holders

The 2011 annual meeting of the stockholders of the Company was held on December 10, 2011 at The Palazzo Resort Hotel in Las Vegas, Nevada. Of the 5,800,000 shares of our common stock entitled to vote at the meeting, 4,625,891 shares were represented at the meeting in person or by proxy, constituting a quorum. The voting results are presented below.

Proposal No. 1 – Election of Directors

Our stockholders elected six directors to serve for the ensuing year and until their successors are elected and qualified, or until their earlier death, resignation or removal. Each of the directors received more than a majority of the votes cast, although the Company elects its directors on a plurality vote basis. The votes regarding the election of directors were as follows:

Nominee	For	Authority Withheld
Michael C. Culhane	3,464,054	5,000
Michael M. Fleming	3,464,054	5,000
Mark S. Grewal	3,464,054	5,000
Michael N. Nordstrom	3,464,054	5,000
Charles B. Seidler	3,464,054	5,000
Grover T. Wickersham	3,468,754	300

Proposal No. 2 – Approval to Change the State of Incorporation from Delaware to Nevada

Proposal No. 2, to change the Company's state of incorporation from Delaware to Nevada, was approved with approximately 59.8% of the outstanding shares voting for the proposal and less than one percent of the outstanding shares voting against the proposal. The results were as follows:

For	Against	Abstained
3,463,965	4,089	1,000

Proposal No. 3 – Ratification of the Appointment of M&K CPAS, PLLC

Proposal No. 3, to ratify the appointment of M&K CPAS, PLLC, was approved with approximately 79.7% of the shares present or represented and voting at the Annual Meeting voting for the proposal and less than one percent of the shares voting against the proposal. The results were as follows:

For	Against	Abstained	Broker Non-Vote
4,622,291	500	3,100	0

Item 8.01 Other Events

On December 14, 2011, the Company issued a press release entitled, "S&W Announces Results of Shareholder Meeting," summarizing the results of the meeting and noting that a webcast of management's presentation to the stockholders has been posted on the Company's website. The text of the press release is furnished as Exhibit 99.1 hereto.

The information in Exhibit 99.1 hereto shall not be deemed "filed" for the purposes of or otherwise subject to the liabilities under Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Unless expressly incorporated into a filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, made after the date hereof, the information contained in Exhibit 99.1 hereto shall not be incorporated by reference into any Company filing, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

Exhibit Number	Description
99.1	Press Release dated December 14, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

S&W SEED COMPANY

By: /s/ Matthew K. Szot
Matthew K. Szot
Senior Vice President and Chief Financial Officer

Date: December 14, 2011